SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

SUMMARY OF THE DECISIONS OF THE EXTRAORDINARY GENERAL MEETING OF SEPTEMBER 19, 2017

In compliance with the provisions of CVM Ruling No. 480, of December 7, 2009, we inform that, in the Extraordinary General Meeting of Braskem S.A. (“Company”) held on September 19, 2017, at 10 a.m., in the principal place of business of the Company, the following matters were unanimously approved:

(1) The Annual Management Report, the Management Accounts, the Financial Statements and respective Explanatory Notes, regarding the fiscal year ended on December 31, 2016, along with the Opinions of the Independent Auditors and the Fiscal Board; and

(2) The complete absorption of the loss account balance accrued on December 31, 2016 by the profit retention reserve, pursuant to the sole paragraph of article 189 of the Brazilian Corporations Law (LSA), so that the amount of eight hundred million, thirty-nine thousand, one hundred and sixty-eight Reais and ninety centavos (BRL 800,039,168.90) of accrued losses, is destined to the profit retention reserve account, as set forth in the registration of the financial statements regarding the fiscal year ended on December 31, 2016. Considering that the Company assessed losses in the fiscal year ended on December 31, 2016, there will be no distribution of dividends and other proceeds to the shareholders, according to article 201 of the LSA.

São Paulo, September 19, 2017.

Pedro van Langendonck Teixeira de Freitas
Finance and Investors’ Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.